SECURITI 04017743 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
850320

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Argento Trading Company L.P.

RECD S.E.C.

MAR 3 1 2004

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O Double Alpha Group 767 Third Avenue, 38th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne Mannell (212) 994-9864
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED

APR 13 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Sara Malak , on behalf of Middlesex Asset Management LTD, GP of Argento Trading Company L.P. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argento Trading Company L.P. ,as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President of Middlesex Asset Management LTD,
GP of Argento Trading Company L.P.

Title

Notary Public

TERESA CHRISTIANO
Notary Public, State of New York
No. 01CH6040494
Qualified in Bronx County
Commission Expires April 24, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

This report is intended solely for the information and use of partners, management, the SEC, the CBOE and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

March 29, 2004

Argento Trading Company L.P.

Contents

Independent Auditors' Report

To the Partners
Argento Trading Company L.P.
Tortola, British Virgin Islands

We have audited the accompanying statement of financial condition, including the condensed schedule of investments, of Argento Trading Company L.P. as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Argento Trading Company L.P. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

March 29, 2004

Argento Trading Company L.P.

Statement of Financial Condition

December 31, 2003	
Assets	
Cash	$ 76,904
Due from brokers	53,730,725
Investments in securities, at market value	55,248,731
Investments in securities pledged to counterparties, at market value	2,958,067
Due from affiliates	226,114
Other	647,826
	$112,888,367
Liabilities and Partners' Capital	
Liabilities:	
Investments sold, not yet purchased, at market value	$ 58,995,570
Other	413,060
Total liabilities	59,408,630
Commitments	
Partners' capital	53,479,737
	$112,888,367

See accompanying notes to statement of financial condition.

Argento Trading Company L.P.

Condensed Schedule of Investments

December 31, 2003

Description (% of investments in securities of $58,206,798)	Market value
Investments owned:	
Common stock (100.00%):	
United States (93.25%):	
Financial (18.48%)	**$10,758,436**
Consumer – cyclical (14.20%)	**8,268,035**
Technology (11.14%)	**6,483,154**
Consumer – non-cyclical (10.45%)	**6,082,725**
Healthcare (8.37%)	**4,870,953**
Energy (5.97%)	**3,474,525**
Consumer services (5.94%)	**3,457,320**
Basic materials (5.34%)	**3,108,265**
Transportation (3.41%)	**1,985,616**
Telecommunications (3.16%)	**1,840,857**
Commercial services (2.69%)	**1,565,234**
Industries (2.68%)	**1,560,484**
Utility (1.42%)	**821,795**
Total common stock – United States	**54,277,399**
Japan (6.75%):	
Information technology (1.47%)	**857,552**
Industrials (1.04%)	**607,222**
Materials (.99%)	**575,561**
Consumer – discretionary (.97%)	**566,813**
Financial (.78%)	**448,832**
Healthcare (.56%)	**325,232**
Consumer staples (.55%)	**318,446**
Utilities (.35%)	**206,233**
Energy (.04%)	**23,508**
Total common stock – Japan	**3,929,399**
Total investments owned	**$58,206,798**

See accompanying notes to statement of financial condition.

Argento Trading Company L.P.

Condensed Schedule of Investments

December 31, 2003

Description (% of investments sold, not yet purchased of $58,995,570)	Market value
Investments sold, not yet purchased:	
Common stock (100.00%):	
United States (93.24%):	
Financial (14.93%)	**$ 8,809,202**
Technology (12.17%)	**7,180,439**
Consumer – cyclical (10.41%)	**6,139,206**
Consumer - non-cyclical (9.92%)	**5,851,171**
Healthcare (9.42%)	**5,556,964**
Basic materials (8.14%)	**4,804,228**
Energy (7.30%)	**4,309,486**
Consumer services (7.18%)	**4,236,889**
Industrials (4.86%)	**2,867,484**
Transportation (3.18%)	**1,875,069**
Commercial services (2.12%)	**1,249,267**
Utilities (2.05%)	**1,208,400**
Telecommunications (1.56%)	**920,486**
Total common stock - United States	**55,008,291**
Japan (6.76%):	
Industrials (2.43%)	**1,431,000**
Materials (.94%)	**556,082**
Financials (.91%)	**534,853**
Information technology (.84%)	**498,167**
Consumer discretionary (.79%)	**465,680**
Healthcare (.41%)	**241,964**
Consumer staples (.35%)	**206,636**
Utilities (.05%)	**29,351**
Energy (.04%)	**23,546**
Total common stock - Japan	**3,987,279**
Total investments sold, not yet purchased	**$58,995,570**

See accompanying notes to statement of financial condition.

1. Organization

Argento Trading Company L.P. (the "Partnership") was formed under the laws of the state of Delaware as a limited partnership. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Chicago Board of Options Exchange. The Partnership seeks capital appreciation through the investment manager's proprietary hedged equity security trading strategy and operates as a master fund with several feeder funds (the "Feeders").

2. Significant Accounting Policies

Basis of Preparation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and all amounts are expressed in U.S. dollars.

Securities Transactions and Valuation

Securities transactions are recorded on a trade date basis. Securities listed or traded on a national securities exchange or on the national market system of NASDAQ are generally valued at their last reported sales price on the date of valuation or if there has been no sale on that date, at the closing bid price for investments in securities and the ask price for investments sold, not yet purchased at the close of business.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. Management believes that any estimates utilized in preparing the financial statement are reasonable; however, actual results could differ to some extent from the amounts ultimately realized due to uncertainties inherent in any such estimation process.

Income Taxes

No income taxes have been provided since the partners report their distributive share of the Partnership's taxable income on their respective tax returns.

3. Due From Brokers

The Partnership has prime brokerage agreements with three brokerage firms (the "Brokers"). The Brokers have custody of the Partnership's securities and, from time to time, cash balances which may be due from these Brokers. The securities and/or cash positions serve as collateral against margin obligations or are deposited with the Brokers for safekeeping purposes. Margin requirements and deposits are monitored in connection with regulatory requirements and the internal margin requirements established by the Brokers. In the event the Brokers do not fulfill their obligations, the Partnership is exposed to credit risk. It is the Partnership's policy to review the creditworthiness of all counterparties.

4. Securities Owned and Securities Sold, Not Yet Purchased

Under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", the Partnership is required to disclose the market value of securities that have been pledged. The Partnership has pledged securities owned as collateral for securities borrowed to cover short positions, the total of which has been disclosed on the statement of financial condition.

The Partnership has sold securities that it does not own, and will, therefore, be obligated to purchase such securities at a future date. The Partnership has recorded this obligation in the financial statements at the December 31, 2003 market value of the related securities and, in the event the market value of these securities increases subsequent to December 31, 2003, will incur a loss in excess of the obligation reflected in the statement of financial condition.

5. Related Party Transactions

Generally, the Partnership pays all of its own expenses. Other expenses, such as salaries and rent, are paid by the investment manager and charged to the Partnership. Certain expenses are paid by the Partnership and allocated to the Feeders where such an expense is an allowed expense in the Feeders' private placement memorandum.

Prior to the existence of the master/feeder fund structure, an entity which is currently one of the Feeders owned fixed assets which the Partnership is currently using. This Feeder charges the Partnership for the use of these assets each month. The amount charged is equivalent to the monthly depreciation of these assets.

The receivable from affiliates as shown on the statement of financial condition reflects the above transactions.

The Partnership's clearing broker has entered into an agreement with an affiliate of the investment manager for the use of technology for the routing of trades. The Partnership utilizes this software for its trading activities.

The Partnership is a guarantor of a loan of $1,000,000 made to an affiliate by the Partnership's prime broker. Certain affiliates indemnify the Partnership to the extent of any amount paid under the guarantee.

6. **Net Capital Requirement**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Partnership had net capital of $35,459,611, which was $35,359,611 in excess of its net capital requirement of $100,000. The ratio of aggregate indebtedness of $1,412,947 to net capital at December 31, 2003 was .039 to 1.

7. **Subsequent Events**

As of February 6, 2004, the Partnership has elected to withdraw its registration as a broker-dealer under the Securities Exchange Act of 1934.

From January 1 through March 29, 2004, the Partnership had capital withdrawals amounting to approximately $11,600,000 and capital contributions of approximately $2,500,000.

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker/Dealer

To the Partners
Argento Trading Company L.P.
Tortola, British Virgin Islands

In planning and performing our audit of the financial statements and supplemental schedules of Argento Trading Company L.P. (the "Partnership") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.